UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42418

PMA Graphene Technology Group Inc.

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “PMA,” “we,” “us” and “our” refer to PMA Graphene Technology Group Inc. and its subsidiaries.

Change of Chief Executive Officer

On September 16, 2026, Mr. Zhijun Pan resigned as Chief Executive Officer effective immediately. Mr. Pan’s resignation is due to his personal work commitment and is not a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Pan will continue to be a director and the chairman of the board of directors (the “Board”) of the Company.

Effective September 16, 2026, the Board appointed Mr. Lei Liu as Chief Executive Officer to fill the vacancy created by the resignation of Mr. Pan. Mr. Lei Liu, age 42, has over 9 years of experience in business management. Since August 2024, Mr. Liu has been the general manager of Meals Through Seasons Ecological Technology Group. From December 2021 to June 2024, Mr. Liu was the vice-chairman of Dongfang Zibu Technology Group. From December 2018 to October 2021, Mr. Liu was the vice general manager of Beijing Zhongjian Guokong Inspection Control Technology Group. From August 2017 to October 2018, Mr. Liu was the assistant general manager of Lingxia Anchuang Peikang Biological Technology Company Limited. Mr. Liu obtained a bachelor degree in information management and information system from Hebei University of Economics and Business in 2006 and a master degree in software engineering from Beihang University in 2014.

In connection with Mr. Liu’s appointment as Chief Executive Officer of the Company, the Company and Mr. Pan entered into an executive officer agreement and indemnification agreement. Mr. Liu will receive monthly compensation of US$1,280 for his service as Chief Executive Officer. The agreement imposes certain duties and customary confidentiality obligations on Mr. Liu customary for the agreements of this nature. Mr. Liu is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the executive officer and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Executive Officer Agreement and Indemnification Agreement between PMA Graphene Technology Group Inc.and its Chief Executive Officer, Lei Liu
99.1	Press Release dated September 16, 2026 – PMA Graphene Technology Group Inc. Announces Leadership Changes and Appointment of Mr. Lei Liu as Chief Executive Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMA Graphene Technology Group Inc.

Date: September 16, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Director

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